UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2021

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2021

Golar reports Q2 Net income of $471.4 million, secured increased capacity utilization for Hilli and added further shipping earnings backlog1

Golar is pleased to announce the company's best ever quarterly net income of $471.4 million, inclusive of a gain on disposal of Hygo Energy Transition Limited and Golar LNG Partners LP to New Fortress Energy Inc (“NFE"), where we have recorded our NFE shareholding at $35.37/share. The gain on disposal proves that Golar is building shareholder value in our asset portfolio significantly in excess of book values. Golar will seek to continue to simplify its group structure to crystalize value.

On July 20, 2021 we concluded an agreement to increase capacity utilization for the FLNG Hilli Episeyo ("Hilli"), unlocking embedded value by utilizing more of Hilli’s 2.4 million tons of liquefaction capacity. Adding to our Brent oil exposure, the innovative TTF1 linked tolling fee for the incremental volumes delivers on our announced strategy to increase our upstream gas exposure. Based on TTF1 forward prices at the time of announcement and assuming Perenco exercise their option for an incremental 0.4 million tons/year from 2023-2026, the increase in capacity utilization will add around $113 million of incremental earnings backlog1 for Hilli on TTF1 forward curves, or $373 million if the August 6, 2021 spot TTF1 price is assumed to prevail over the same timeframe. The incremental capacity utilization will require no capital expenditure from Golar and minimal adjustments to operating costs, hence almost all cash generated from the increased utilization will be free cash flow1, of which Golar has an 86.9% economic interest. The increase in oil prices has also increased Golar’s earnings from Hilli through the Brent oil related tariff. Hilli is generating an incremental $3.0 million of Adjusted EBITDA for every US dollar the Brent oil price is above $60/ barrel, of which Golar has an 89.1% economic interest.

Further progress has been made on Golar’s announced initiative to increase its gas price exposure by using our FLNG technology to increase our presence upstream in the LNG value chain. We have expanded our upstream team and are currently exploring several fields already producing associated gas, as well as stranded gas opportunities.

On the tolling side of our FLNG business we continue to work with existing and prospective clients on attractive growth projects. These are significant infrastructure investments for our clients that require, amongst other prerequisites, regulatory approvals and supporting infrastructure. These, rather than construction of the FLNG itself, are often the key drivers of a project timeline. The increasing focus on ESG, where gas is seen as a cleaner energy source, together with current and forward commodity prices are however helping speed up upstream developments. Specific commercial and technical discussions have taken place with an existing client for use of a five million ton Golar Mark III new building design.

The shipping business also benefits from higher gas prices and regional price differences. Longer-term employment opportunities at attractive rates are now available. Golar recently fixed one of its vessels for five years. Having completed the sale of Hygo Energy Transition Limited ("Hygo") and Golar LNG Partners LP ("Golar Partners"), separating the shipping and FLNG businesses represents the final step in Golar’s group simplification process. The announced $102 million reduction in debt in return for an upfront payment of $60 million in respect of four ships, increasing LNG asset values, stronger rates, few publicly listed LNG shipping pure plays, increasing spot freight exposure, and longer-term structural factors increasingly support the attractiveness of shipping as a standalone business.

Golar expects a material improvement in cash generation over the next two years based on the strong trend seen in the LNG shipping market, the increased utilization of Hilli, the higher oil and gas price
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

environment and the commencement of the Gimi contract in 2023. We see great opportunities to use Golar’s unique FLNG technology and operational track record to create significant shareholder value in the years to come. We believe that this momentum, which is underpinned by higher LNG prices, is fundamentally supported by LNGs role as a transition fuel, with its substantial environmental benefits in reducing CO2, SOX and NOX emissions versus coal and oil.

Financial Summary

(in thousands of $)	Q2 2021	Q2 2020	% Change	YTD 2021	YTD 2020	% Change

Total operating revenues	104,287	102,242	2%	230,114	224,801	2%
Adjusted EBITDA	67,026	67,150	—%	144,638	143,358	1%
Net income/(loss) attributable to Golar LNG Ltd	471,433	(155,634)	(403)%	496,797	(259,881)	(291)%
Golar's share of contractual net debt[1]	1,979,240	2,088,371	(5)%	1,979,240	2,088,371	(5)%

Q2 highlights and recent events

Financial and corporate:

•Net income of $471.4 million and adjusted EBITDA of $67.0 million for the quarter.
•$574.4 million net income from discontinued operations recognized on sale of Hygo and Golar Partners to NFE.
•Carrying value of our NFE shares as of June 30 equivalent to $35.37 per share.
•2.0 million Golar shares repurchased to date at a cost of $24.5 million. The repurchased shares have since been repurposed, and the total number of outstanding shares in the Company as of August 8, 2021 is 108.2 million.
•One-off debt payment of $60 million made in July resulting in cash flow net savings of $42 million and a total reduction to Golar's remaining LNG carrier related debt principal of $102 million.
•$65 million scheduled draw down against FLNG Gimi debt facility. Total of $410 million per Q2 2021.
•Golar Tundra debt facility extended to June 2022.
•Received term sheets from key relationship lenders for new and replacement debt facilities in excess of $500 million with an average cost below 300bps that can release a minimum of $250 million of additional liquidity.
•Published ESG report including audited emissions data and ambitious performance targets.

FLNG:

•FLNG Hilli offloaded 59th cargo, with 100% commercial uptime maintained.
•Agreed increase in 2022 capacity utilization of Hilli together with new option, pending results of drilling campaign, for further increase of Train 3 utilization from 2023.
•FLNG Gimi conversion project 72% technically complete - on track and on budget. 10.7 million man-hours have now been worked. Fifth and final drydock completed on schedule.
•Mark III FEED study complete. Pricing and payment term discussions for identified opportunity initiated.
•Initiated due diligence on multiple prospects for integrated FLNG projects.

Shipping:

•Q2 2021 average daily Time Charter Equivalent (“TCE”)1 earnings of $46,700 for the fleet inclusive of loss of hire insurance proceeds receivable.
•The TFDE1 TCE1 inclusive of loss of hire insurance proceeds for the quarter was $48,500.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•Utilization at 98%, in line with Q1 2021 and up on the 93% realized in Q2 2020.
•Fixed an LNG carrier on a five-year charter commencing in 2022.
•Revenue backlog1 of $259 million as at June 30, 2021.

Outlook

FLNG:

The contractual Brent Oil linked component of Hilli's first 1.2 million tons of annual production generates incremental cashflows of approximately $3.0 million per annum for every dollar the Brent oil price is above $60/barrel, up to an agreed ceiling. This would generate an additional $34 million of annual realized gain on oil derivative instruments assuming the Brent oil price on August 6, 2021 is sustained. Together with the last 12-months of Adjusted EBITDA from FLNG Hilli tolling services and inclusive of the expected Adjusted EBITDA from the increased capacity utilization in 2022, FLNG Hilli’s consolidated 2022 earnings would be around $225 million, assuming current oil and gas prices and no changes to existing accounting treatment. Further upside to Hilli's earnings from 2023 can be expected should Perenco’s 2021 drilling campaign prove successful.

Golar's pro-rata earnings backlog1 from FLNG remains unchanged at $3.4 billion despite quarterly amortization. This does not include potential additional backlog associated with Perenco/SNH exercising their option to increase Hilli production from 2023.

We expect to make significant progress on new tolling arrangement FLNG projects as well as integrated gas projects over the next 6-12 months. The most promising integrated gas projects currently under review are in West Africa and would utilize a Mark I FLNG solution. For integrated projects we target a combination of fixed price off-take and merchant sales. Fixed price off-take will be used to secure attractive financing and reduce the break-even of remaining open capacity. The open capacity will then be sold on a merchant basis to take advantage of LNG commodity price volatility.

LNG Shipping:

Based on fixtures to date Golar currently expects a Q3 TFDE1 TCE1 of around $47,000 per day. Seasonally strong LNG prices continue to be sustained by supply disruptions, a demand recovery in Asia, and strong demand in Europe where inventories remain historically low. As with LNG prices, vessel spot rates also remain counter-seasonally strong and one-year time charter rates remain above spot rates, signaling higher rates ahead. The term market is also expected to remain active however the lack of available ships in 2021 means that the focus has shifted to 2022. Most of the order book is now committed and charterers are increasingly focused on securing access to high quality vessels already on the water. Both rates and tenor are increasing. Golar expects to benefit as its exposure to this improved market increases. Most of the current contracts were fixed in 2020 when the market was softer than the current market and what we expect for 2022.

Compliance with recently approved environmental regulations from 2023 will mainly impact steam carriers that account for 254 of the 607 LNG carriers on the water. The most viable compliance option for those carriers is to slow down, however some may not be viable to trade at all. The current order book therefore looks increasingly inadequate. Shipyards are busy with significant ordering activity in other shipping classes and steel prices have also increased. Newbuild prices are rising as a result. Shipyards are reported to be quoting above $210 million for LNG newbuilds, up from $185-$190 million in recent years. Rising asset values should benefit Golar's TFDE fleet. Of the limited number of speculative carriers ordered in 2021, most originate from owners exercising pre-existing options at attractive prices before they expire. Shipping has in recent years contributed negatively to Golar’s results. Supported by recent long-term fixtures and the strong improvement in the underlying market, the Company now expects materially positive contributions to the Groups results from shipping over the years ahead.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Corporate:

With $1.0 billion of unrestricted cash and public securities on hand, Golar is well positioned to refinance its convertible bond, targeted during 2H 2021, and to fund FLNG growth ambitions. We have received and are currently evaluating attractive term sheets from key relationship banks totaling in excess of $500 million that can release at least $250 million of incremental liquidity. We will also remain sensitive to the absolute and relative share prices of Golar and NFE when considering refinancing alternatives and funding of growth projects. The carrying value of our NFE investment as of June 30, 2021 is equivalent to $35.37 per NFE share. Quarterly changes in the fair value of shares held will be recognized in net income under Other non-operating income/(losses).

Golar is, following the Hygo transaction, a 8.9% shareholder in NFE, and the lock-up on Golar’s shareholding in NFE expired on July 15. We are disappointed with the share price performance of NFE since we announced the Hygo and GMLP transactions on January 13. However, we expect to see strong earnings growth for NFE as their strategically important terminals ramp up LNG volumes, and their jack-up FLNG technology delivers. We continue to work constructively with NFE in our combined efforts to industrialize the FLNG concept.

Favorable market fundamentals across our business segments support the next step of the Golar group simplification process and we have re-engaged initiatives to separate our shipping and FLNG divisions.

Financial Review

Business Performance:

	2021				2021
	Apr-Jun				Jan-Mar
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	41,833	55,737	6,717	104,287	62,866	54,397	8,564	125,827
Vessel operating expenses	(15,001)	(13,745)	(2,682)	(31,428)	(15,901)	(12,301)	(2,499)	(30,701)
Voyage, charterhire & commission expenses	(2,072)	(150)	(25)	(2,247)	(7,317)	(150)	(16)	(7,483)
Administrative expenses	(117)	(185)	(9,768)	(10,070)	(136)	(143)	(8,119)	(8,398)
Project development (expenses)/income	—	(745)	1,484	739	—	—	(1,633)	(1,633)
Other operating income	2,770	—	—	2,770	—	—	—	—
Realized gains on oil derivative instrument (1)	—	2,975	—	2,975				—
Adjusted EBITDA	27,413	43,887	(4,274)	67,026	39,512	41,803	(3,703)	77,612
(1) The line item "Realized and unrealized gain /(loss) on oil derivative instrument" in the Condensed Consolidated Statements of Operations relating to income from the Hilli Liquefaction Tolling Agreement is split into, "Realized gains on oil derivative instrument" and "Unrealized gain/(loss) on oil derivative instrument". The unrealized component represents a mark-to-market gain of $70.6 million (March 31, 2021: $10.6 million gain and June 30, 2020: $11.8 million loss) on the embedded oil derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Liquefaction Tolling Agreement. The realized component amounts to $3.0 million (March 31, 2021: $nil and June 30, 2020: $nil) and represents the income in relation to the Hilli Liquefaction Tolling Agreement receivable in cash.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

	2020
	Apr-Jun
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	42,587	54,524	5,131	102,242
Vessel operating expenses	(11,293)	(13,077)	127	(24,243)
Voyage, charterhire & commission expenses	(1,539)	—	—	(1,539)
Administrative expenses	(520)	(288)	(7,786)	(8,594)
Project development expenses	(53)	(266)	(929)	(1,248)
Other operating income	532	—	—	532
Adjusted EBITDA	29,714	40,893	(3,457)	67,150

Golar reports today Q2 Adjusted EBITDA of $67.0 million compared to $77.6 million in Q1.

Total operating revenues decreased from $125.8 million in Q1 to $104.3 million in Q2, partially mitigated by a decrease in voyage, charter hire and commission expenses, from $7.5 million in Q1 to $2.2 million in Q2. Of the $21.5 million decrease in total operating revenues, $21.1 million was attributable to a seasonally weaker shipping performance.

Revenue from shipping, net of voyage, charterhire and commission expenses was $39.8 million and decreased by $15.7 million from $55.5 million in Q1. The quarter began with quoted TFDE1 carrier headline spot rates at around $33,000 per day and ended with rates at around $68,000 per day. Although commercial terms defied typical seasonal patterns by steadily improving as the quarter progressed, average spot rates were still lower than the seasonally stronger Q1 when they reached a record high. As a result, revenue from Golar’s spot and index-linked charters was lower than Q1. Full fleet TCE1 earnings excluding loss of hire revenue receivable decreased from $61,700 in Q1 to $43,700 in Q2 2021, in line with Q2 2020.

As a result of overproduction during the quarter, operating revenues from the Hilli, including base tolling fees and amortization of pre-acceptance amounts recognized, increased from $54.4 million in Q1 to $55.7 million in Q2.

Rising freight and logistics costs for supplies and crew contributed to a $0.7 million increase in vessel operating expenses from $30.7 million in Q1 to $31.4 million in Q2. Administrative expenses increased by $1.7 million to $10.1 million primarily as a result of one-off redundancy costs from an overhead streamlining exercise. Netting off previously incurred project costs associated with closing the Hygo and Golar Partners sales against the gain on their disposal resulted in $0.7 million of project development income in Q2.

The Brent Oil linked component of Hilli's fees generates additional annual operating cash flows of approximately $3.0 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. As a result of rising prices, a $3.0 million realized gain on the oil derivative instrument was recorded in Q2.

An ongoing loss of hire claim in respect of a previous mechanical failure on board one of the carriers accounts for the $2.8 million of shipping related Other operating income in Q2.

Net Income Summary:
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

	2021
(in thousands of $)	Apr-Jun	Jan-Mar
Adjusted EBITDA	67,026	77,612
Depreciation and amortization	(26,493)	(26,506)
Unrealized gain on oil derivative instrument	70,590	10,600
Other non-operating losses	(158,125)	—
Interest income	27	34
Interest expense	(14,467)	(14,546)
(Loss)/gains on derivative instruments	(6,869)	23,351
Other financial items, net	607	(310)
Income taxes	(156)	(257)
Equity in net income/(losses) of affiliates	839	(682)
Net income/(loss) from discontinued operations	574,356	(6,192)
Net income attributable to non-controlling interests	(35,902)	(37,740)
Net income attributable to Golar LNG Limited	471,433	25,364

In Q2 Golar generated $471.4 million of net income, compared to Q1 net income of $25.4 million.

Depreciation and amortization, at $26.5 million was in line with the prior quarter.

The mark-to-market fair value of the Hilli Brent oil linked derivative asset increased by $70.6 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market price for Brent Oil. The spot price for Brent Oil increased from $63.54 per barrel on March 31, 2021 to $75.13 on June 30, 2021.

After netting off project costs associated with closing the sales of Hygo and Golar Partners to NFE and discounting for the effects of a six-month holding period restriction, net income from discontinued operations of $574.4 million was recognized on April 15. A decline in the NFE share price between April 15 and June 30 resulted in the subsequent recognition of an unrealized $86.7 million loss reflecting fair value adjustments, included in Other non-operating losses.

Golar has booked a provision of $73.3 million in Q2 through Other non-operating losses following progress in continuing discussions with UK tax authorities (“HMRC”) to move towards the settlement of a long-running tax dispute, as previously reported.

Both interest income and interest expense were in line with the prior quarter. A decrease in swap rates connected with the Gimi facility contributed to a $6.9 million loss on derivative instruments in Q2, compared to a $23.4 million gain in Q1.

Equity in net income of affiliates of $0.8 million is derived from Golar's 23% investment in small-scale services provider Avenir LNG, and 50% stake in Egyptian affiliate, ECGS.

On May 7 NFE declared a dividend of $0.10 per Class A Common Share with a record date of June 1. Dividend income of $1.9 million was therefore recognized in Q2 (included within Other non-operating losses), with the cash being received in early Q3.

Net losses attributable to non-controlling interests relate to the Hilli, the Gimi and the finance lease lessor VIEs.

Financing and Liquidity:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Our cash position as at June 30, 2021 was $338.5 million. This was made up of $207.3 million of unrestricted cash and $131.3 million of restricted cash. Restricted cash includes $51.2 million relating to lessor-owned VIEs and $60.7 million relating to the Hilli Letter of Credit ("LC"). Having operated with 100% commercial uptime since acceptance three years ago, Golar will now seek to secure the release of more of the $60.7 million LC ahead of schedule.

Prior to closing the NFE transactions Golar agreed to make certain amendments to the sale and leaseback arrangements for four of its LNG carriers, including a one off $60 million prepayment in July, evenly spread across those four vessels. In return for the prepayment, an increased daily debt service and a resulting accelerated lease profile on two of the vessels, and an obligation to repurchase the other two a year earlier in April 2023, the lease counterparty agreed a $42 million net saving to Golar resulting in a total reduction to Golar's remaining LNG carrier related debt principal of $102 million.

The $107.6 million Golar Tundra facility put option has been extended to January 2022 if the convertible bonds are not refinanced by that date, otherwise the put option matures in June 2022. Golar has also received indicative terms for an alternative refinancing of the Golar Tundra facility.

Inclusive of $9.8 million of capitalized interest, $128.9 million was invested in FLNG Gimi during the quarter, taking the total Gimi Asset under development balance as at June 30, 2021 to $831.5 million. Of this, $410.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis. Based on cash spent as at June 30, 2021, Golar's expected share of contributions to remaining conversion costs up to the point that commissioning hire becomes receivable in 2023 is approximately $125 million.

Included within the $1,323.1 million current portion of long-term debt and short-term debt as at June 30, 2021, is the December 2021 maturing $100.0 million credit facility, $391.8 million in respect of the February 2022 maturing convertible bond, and $815.1 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with nine sale and leaseback financed vessels, including the Hilli.

Corporate and Other Matters:

As at June 30, 2021, there were 110.2 million shares outstanding inclusive of 1.9 million shares repurchased at a cost of $23.9 million. There were also 2.4 million outstanding stock options with an average price of $19.52 and 0.6 million unvested restricted stock units awarded. Subsequent to the quarter end, a further 0.1 million shares were repurchased at a cost of $0.6 million. The 2.0 million repurchased shares have since been repurposed, and the outstanding share count as of August 8, 2021 is 108.2 million. Of the initial $50 million approved share buyback scheme, $25.5 million remains available for further repurchases, which are considered particularly attractive at current price levels.

Golar’s Annual General Meeting will be held on August 10, 2021 in Bermuda. The record date for voting was June 16, 2021.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue

-Vessel and other management fees

-Voyage and commission expenses

The above total is then divided by calendar days less scheduled off-hire days, which is also otherwise known as total operating days of the fleet.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Contractual net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + Restricted cash and short-term deposits (current and non-current) + VIE consolidation adjustment + Deferred finance charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual net debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs net of free cash.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.

Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges
We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2021	2021	2020
(in thousands of $)	Apr-Jun(1)	Jan-Mar	Apr-Jun
Total operating revenues	104,287	125,827	102,242
Less: Liquefaction services revenue	(55,737)	(54,397)	(54,524)
Less: Vessel and other management fees	(6,717)	(8,564)	(5,131)
Time and voyage charter revenues	41,833	62,866	42,587
Less: Voyage and commission expenses	(2,072)	(7,358)	(1,539)
	39,761	55,508	41,048
Calendar days less scheduled off-hire days	910	900	910
Average daily TCE rate (to the closest $100)	43,700	61,700	45,100

Adjustment to operating revenue and voyage and commission expenses:
Less: Steam LNG carrier time and voyage charter revenues	(2,849)	(2,841)	(3,821)
Add: Steam LNG carrier voyage and commission expenses	50	56	29
	36,962	52,723	37,256
Adjustment to calendar days:
Less: Steam LNG carrier calendar days less scheduled off-hire days	(91)	(90)	(91)
Net calendar days less scheduled off-hire	819	810	819

Average daily TCE rate for TFDE fleet (to the closest $100)	45,100	65,100	45,500
(1) The adjusted average daily TCE for our entire fleet and our TFDE fleet for the period from April 1 to June 30, 2021, had we included the $2.7 million loss of hire insurance claim from Golar Ice, which is presented within Other operating income in the condensed consolidated statements of income/(loss), would have been $46,700 and $48,500, respectively.

Reconciliations - Liquidity Measures (Contractual Net Debt)

(in thousands of $)	June 30, 2021	March 31, 2021	June 30, 2020
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,379,581	2,373,882	2,544,865
Less
Cash and cash equivalents	(207,272)	(149,936)	(128,661)
Restricted cash and short-term deposits - current and non-current portion	(131,268)	(148,959)	(136,535)
Net debt as calculated by GAAP	2,041,041	2,074,987	2,279,669
VIE consolidation adjustment	316,894	295,466	255,129
Restricted cash and short-term deposits - current and non-current portion	131,268	148,959	39,987
Deferred finance charges	26,417	27,668	31,063
Total Contractual Net Debt	2,515,620	2,547,080	2,605,848
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(413,380)	(422,529)	(449,977)
Less: Keppel's share of the Gimi debt	(123,000)	(103,500)	(67,500)
GLNG's share of Contractual Net Debt	1,979,240	2,021,051	2,088,371

Reconciliations - Liquidity Measures (Contractual Debt)

(in thousands of $)	June 30, 2021	March 31, 2021	June 30, 2020
Total debt (current and non-current) net of deferred finance charges	2,379,581	2,373,882	2,544,865
VIE consolidation adjustments	316,894	295,466	255,129
Deferred finance charges	26,417	27,668	31,063
Total Contractual Debt	2,722,892	2,697,016	2,831,057
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(413,380)	(422,529)	(449,977)
Less: Keppel's share of the Gimi debt	(123,000)	(103,500)	(67,500)
GLNG's share of Contractual Debt	2,186,512	2,170,987	2,313,580
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Segment Information
In our 2020 Annual Report, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors), required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. The key impacts are our segments' profit measure is based on Adjusted EBITDA and across our four reportable segments; Shipping, FLNG, Power and Corporate and other. Refer to note 6 to our consolidated financial statements filed with our 2020 Annual Report, for additional details.

In January 2021, following the board of directors' approvals of the GMLP and Hygo mergers with NFE, we determined that our share of the net earnings/(losses) in Golar Partners and Hygo and the respective carrying values of our investments have to be presented as profit/(loss) from discontinued operations and assets held for sale, respectively. Consequently, for the six months ended June 30, 2021, we ceased to consider Power as a reportable segment. Management has therefore concluded that we provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.

•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion into a FLNG, the Gimi and one LNG carrier earmarked for conversion, the Gandria.

•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

	Q2 2021
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	41,833	55,737	6,717	104,287
Vessel operating expenses	(15,001)	(13,745)	(2,682)	(31,428)
Voyage, charterhire & commission expenses	(2,072)	(150)	(25)	(2,247)
Administrative expenses	(117)	(185)	(9,768)	(10,070)
Project development income/(expenses)	—	(745)	1,484	739
Other operating income	2,770	—	—	2,770
Realized gains on oil derivative instrument	—	2,975	—	2,975
Adjusted EBITDA	27,413	43,887	(4,274)	67,026

	Q1 2021
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	62,866	54,397	8,564	125,827
Vessel operating expenses	(15,901)	(12,301)	(2,499)	(30,701)
Voyage, charterhire & commission expenses	(7,317)	(150)	(16)	(7,483)
Administrative expenses	(136)	(143)	(8,119)	(8,398)
Project development expenses	—	—	(1,633)	(1,633)
Adjusted EBITDA	39,512	41,803	(3,703)	77,612

	Q2 2020
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	42,587	54,524	5,131	102,242
Vessel operating expenses	(11,293)	(13,077)	127	(24,243)
Voyage, charterhire & commission expenses	(1,539)	—	—	(1,539)
Administrative expenses	(520)	(288)	(7,786)	(8,594)
Project development expenses	(53)	(266)	(929)	(1,248)
Other operating income	532	—	—	532
Adjusted EBITDA	29,714	40,893	(3,457)	67,150

Non-US GAAP Measures Used in Forecasting
Revenue Backlog: Revenue backlog is defined as the minimum contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded. For contracts which do not have a separate Operating Services Agreement management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Earnings backlog where we assumed operating costs of approximately $144kpd.

Free cash flow: Represents operating cash outflows remaining after funding maintenance and conversion of our vessels. In the case of Hilli T3, this is forecast by deducting incremental costs from incremental revenues as a result of producing an additional 200,000 tons of LNG in 2022 and 400,000 tons of LNG per annum between 2023 and the end of the current contract in 2026. Incremental revenues and costs assume that the charterer exercises their option to increase 2023-2026 production. The costs are primarily operating in nature whilst revenues are calculated with reference to the TTF forward prices as set out in the press release on July 20, 2021.

Definitions
TFDE: Tri-fuel Diesel Electric engine
FSRU: Floating Storage Regasification Unit
CAGR: Compound Annual Growth Rate
TTF: Dutch Title Transfer Facility

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “may,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•our ability to formalize a settlement agreement with authorities regarding tax benefits previously obtained under certain of our leasing agreements;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and New Fortress Energy, Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG including charter rates, vessel values or technological advancements;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli (“Hilli”) and FLNG Gimi on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•changes in the performance of the pool in which certain of our vessels operate;

•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates;
•a decline or continuing volatility in the global financial markets;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports, or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

August 9, 2021
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2021	2021	2021	2020
	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Time and voyage charter revenues	41,833	62,866	104,699	105,572
Liquefaction services revenue	55,737	54,397	110,134	109,048
Vessel and other management fees	6,717	8,564	15,281	10,181
Total operating revenues	104,287	125,827	230,114	224,801

Vessel operating expenses	(31,428)	(30,701)	(62,129)	(54,476)
Voyage, charterhire and commission expenses	(2,247)	(7,483)	(9,730)	(6,366)
Administrative expenses	(10,070)	(8,398)	(18,468)	(18,735)
Project development expenses	739	(1,633)	(894)	(4,937)
Depreciation and amortization	(26,493)	(26,506)	(52,999)	(54,222)
Total operating expenses	(69,499)	(74,721)	(144,220)	(138,736)

Other operating incomes/(losses)
Realized and unrealized gain/(loss) on oil derivative instrument	73,565	10,600	84,165	(37,081)
Other operating gains	2,770	—	2,770	532
Total other operating incomes/(losses)	76,335	10,600	86,935	(36,549)

Operating income	111,123	61,706	172,829	49,516

Other non-operating losses	(158,125)	—	(158,125)	—

Financial income/(expense)
Interest income	27	34	61	1,403
Interest expense	(14,467)	(14,546)	(29,013)	(38,044)
(Losses)/gains on derivative instruments	(6,869)	23,351	16,482	(49,857)
Other financial items, net	607	(310)	297	(11)
Net financial (expense)/income	(20,702)	8,529	(12,173)	(86,509)

(Loss)/income before income taxes, equity in net income of affiliates and non-controlling interests	(67,704)	70,235	2,531	(36,993)
Income taxes	(156)	(257)	(413)	(382)
Equity in net income/(losses) of affiliates	839	(682)	157	(261)
Net (loss)/income from continuing operations	(67,021)	69,296	2,275	(37,636)

Net income/(loss) from discontinued operations	574,356	(6,192)	568,164	(177,040)

Net income/(loss)	507,335	63,104	570,439	(214,676)
Net income attributable to non-controlling interests	(35,902)	(37,740)	(73,642)	(45,205)

Net income/(loss) attributable to Golar LNG Limited	471,433	25,364	496,797	(259,881)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2021	2021	2021	2020
	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Net income/(loss)	507,335	63,104	570,439	(214,676)

Other comprehensive income/(loss):
Gain associated with pensions, net of tax	56	56	112	104
Share of affiliate's comprehensive losses from discontinued operations	(349)	(2,798)	(3,147)	(21,098)
Realized accumulated comprehensive losses on disposal of investment in affiliate	43,380	—	43,380	—
Other comprehensive income/(loss)	43,087	(2,742)	40,345	(20,994)
Comprehensive income/(loss)	550,422	60,362	610,784	(235,670)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	514,520	22,622	537,142	(280,875)
Non-controlling interests	35,902	37,740	73,642	45,205
Comprehensive income/(loss)	550,422	60,362	610,784	(235,670)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2021	2020
	Jun-30	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	207,272	127,691
Restricted cash and short-term deposits (1)	58,421	100,361
Other current assets	694,038	39,863
Assets held for sale	—	267,766
Amounts due from related parties	1,473	2,112
Total current assets	961,204	537,793
Non-current assets
Restricted cash	72,847	62,820
Investments in affiliates	51,292	44,385
Asset under development	831,456	658,247
Vessels and equipment, net	2,930,321	2,983,073
Other non-current assets	98,977	27,911
Total assets	4,946,097	4,314,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,323,098)	(982,845)
Amounts due to related parties	—	(12,006)
Other current liabilities	(232,951)	(185,355)
Total current liabilities	(1,556,049)	(1,180,206)
Non-current liabilities
Long-term debt (1)	(1,056,483)	(1,367,937)
Other long-term liabilities	(118,637)	(135,439)
Total liabilities	(2,731,169)	(2,683,582)

Equity
Stockholders' equity	(1,811,052)	(1,292,523)
Non-controlling interests	(403,876)	(338,124)

Total liabilities and stockholders' equity	(4,946,097)	(4,314,229)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2021	2021	2021	2020
	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net income/(loss)	507,335	63,104	570,439	(214,676)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	26,493	26,506	52,999	54,222
Amortization of deferred charges and guarantees, net	684	627	1,311	3,173
Equity in net losses of affiliates	(838)	681	(157)	261
Dividends received from discontinued operations	—	—	—	460
Net (income)/loss from discontinued operations	(574,356)	6,192	(568,164)	177,040
Dry-docking expenditure	—	(1,591)	(1,591)	(7,543)
Compensation cost related to employee stock awards	1,014	867	1,881	2,771
Net foreign exchange losses/(gains)	(160)	787	627	302
Change in fair value of investment in listed equity securities	86,664	—	86,664	—
Change in fair value of derivative instruments	5,738	(22,542)	(16,804)	48,575
Change in fair value of oil derivative instrument	(70,590)	(10,600)	(81,190)	39,620
Changes in assets and liabilities:
Trade accounts receivable	3,784	(241)	3,543	6,907
Inventories	(46)	385	339	(2,443)
Other current and non-current assets	7,578	576	8,154	(9,127)
Amounts due to/from related companies	577	(9,734)	(9,157)	(6,642)
Trade accounts payable	(1,003)	(1,554)	(2,557)	2,818
Accrued expenses	4,294	(8,972)	(4,678)	6,009
Other current and non-current liabilities	67,378	1,613	68,991	(55,849)
Net cash provided by operating activities	64,546	46,104	110,650	45,878
INVESTING ACTIVITIES
Additions to vessels and equipment	—	(925)	(925)	(3,529)
Additions to asset under development	(126,644)	(41,748)	(168,392)	(155,236)
Additions to investments in affiliates	(2,375)	(6,250)	(8,625)	(8,042)
Proceeds from subscription of equity interest in Gimi MS Corporation	10,143	2,669	12,812	—
Net cash used in by investing activities	(118,876)	(46,254)	(165,130)	(166,807)
Additions to investments in affiliates	—	—	—	(2,410)
Dividends received	—	460	460	9,204
Net proceeds from disposals of investments in affiliates	121,603	—	121,603	—
Short-term loan advanced to related parties	—	—	—	(40,000)
Proceeds from repayment of short-term loan advanced to related parties	—	—	—	40,000
Net cash provided by discontinued investing activities	121,603	460	122,063	6,794
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	65,000	56,363	121,363	511,375
Repayments of short-term and long-term debt	(64,662)	(38,310)	(102,972)	(511,792)
Cash dividends paid	(8,875)	(7,827)	(16,702)	(9,762)
Financing costs paid	(1,263)	(2,513)	(3,776)	(4,252)
Purchase of treasury shares	(17,828)	—	(17,828)	(16,650)
Net cash (used in)/ provided by financing activities	(27,628)	7,713	(19,915)	(31,081)
Net increase/(decrease) in cash, cash equivalents and restricted cash	39,645	8,023	47,668	(145,216)
Cash, cash equivalents and restricted cash at beginning of period	298,895	290,872	290,872	410,412
Cash, cash equivalents and restricted cash at end of period	338,540	298,895	338,540	265,196

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(259,881)	(259,881)	45,205	(214,676)
Dividends	—	—	—	—	—	—	—	(16,288)	(16,288)
Employee stock compensation	73	—	2,831	—	—	—	2,904	—	2,904
Forfeiture of employee stock compensation	—	—	(133)	—	—	—	(133)	—	(133)
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)
Other comprehensive loss	—	—	—	—	(20,994)	—	(20,994)	—	(20,994)

Balance at June 30, 2020	97,876	—	1,878,765	200,000	(55,860)	(917,274)	1,203,507	281,482	1,484,989

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	496,797	496,797	73,642	570,439
Dividends	—	—	—	—	—	—	—	(20,702)	(20,702)
Employee stock compensation	—	—	2,017	—	—	—	2,017	—	2,017
Forfeiture of employee stock compensation	—	—	(135)	—	—	—	(135)	—	(135)
Restricted stock units	264	—	(264)	—	—	—	—	—	—
Proceeds from subscription in equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	12,812	12,812
Repurchase of treasury shares	—	(20,495)	—	—	—	—	(20,495)	—	(20,495)
Realized accumulated comprehensive losses on disposal of investment in affiliate	—	—	—	—	43,380	—	43,380	—	43,380
Other comprehensive loss	—	—	—	—	(3,035)	—	(3,035)	—	(3,035)

Balance at June 30, 2021	110,208	(20,495)	1,971,220	200,000	(15,728)	(434,153)	1,811,052	403,876	2,214,928
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at June 30, 2021	GLNG's share of contractual debt as at June 30, 2021		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	391,815		391,815	(402,500)		(402,500)
Revolving credit facility	100,000		100,000	(100,000)		(100,000)
Golar Arctic	32,825		32,825	(7,294)		(7,294)
Golar Frost	60,178		60,178	(10,942)		(10,942)
Gimi	410,000	70%	287,000	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	142,972		142,972	(22,675)		(22,675)
Golar Kelvin	143,441		143,441	(31,178)		(31,178)
Golar Ice	145,436		145,436	(30,837)		(30,837)
Golar Snow	145,447		145,447	(22,507)		(22,507)
Golar Crystal	89,188		89,188	(6,063)		(6,063)
Golar Tundra	107,597		107,597	(107,597)		(107,597)
Golar Seal	102,700		102,700	(102,700)		(102,700)
Hilli Episeyo	745,500	44.55%	332,120	(66,000)	44.55%	(29,403)
Golar Bear	105,793		105,793	(10,886)		(10,886)

Total Contractual Debt	2,722,892		2,186,512	(921,179)		(884,582)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2021	2022	2023	2024	2025

Non-VIE debt
2017 convertible bonds	—	(402,500)	—	—	—
Revolving credit facility	(100,000)	—	—	—	—
Golar Arctic	(3,647)	(7,294)	(7,294)	(14,590)	—
Golar Frost	(5,471)	(10,942)	(10,942)	(32,823)	—
Gimi	—	—	—	(43,750)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(18,721)	(8,032)	(116,219)	—	—
Golar Kelvin	(23,079)	(16,452)	(16,933)	(15,977)	(71,000)
Golar Ice	(22,883)	(16,163)	(16,668)	(17,236)	(72,486)

(in thousands of $)	2021	2022	2023	2024	2025
Golar Snow	(18,743)	(7,761)	(118,943)	—	—
Golar Crystal	(3,007)	(6,219)	(6,520)	(6,837)	(7,160)
Golar Tundra (1)	(6,493)	(101,104)	—	—	—
Golar Seal (2)	(3,800)	(98,900)	—	—	—
Hilli Episeyo	(33,000)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Bear	(5,443)	(10,886)	(10,886)	(10,886)	(10,866)

Total Contractual Capital Repayments	(244,287)	(752,253)	(370,405)	(208,099)	(285,845)

(1) In August 2021, we signed an agreement with CMBL to extend the Golar Tundra's put option maturity to January 2022 if our 2017 Convertible Bonds are not refinanced or repaid by that date, otherwise, the Golar Tundra Facility matures in June 2022.

(2) The Seal facility's put option requires us to find a replacement charter for the Golar Seal by January 2022, or we could be required to refinance the vessel.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	June 30, 2021	December 31, 2020

Restricted cash and short-term deposits	51,228	36,875

Current portion of long-term debt and short-term debt	(815,113)	(865,982)
Long-term debt	(593,641)	(625,119)
Total debt, net of deferred finance charges	(1,408,754)	(1,491,101)

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.